Douglas E. Scully Vice President, Corporate Counsel

The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777 Tel 203 925-6960 douglas.scully@prudential.com
August 22, 2017

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Registrant: Pruco Life Insurance Company of New Jersey (“Registrant”) Principal Underwriter: Prudential Annuities Distributors, Inc.
Registration Statement on Form S-3
File No. 333-
Dear Sir/Madam:
Acceleration of the above-referenced registration statement to September 8, 2017 is hereby requested pursuant to Rule 461 of Regulation C.
Please call me at (203) 925-6960 if you have any questions.
Very truly yours,

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

/s/ Douglas E. Scully
Douglas E. Scully
Vice President

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

/s/Michael A. Pignatella
Michael A. Pignatella
Vice President